Exhibit 99.1

1347 PROPERTY INSURANCE HOLDINGS, INC. ANNOUNCES 2019 FIRST QUARTER

FINANCIAL RESULTS

Book Value per Share Increased to $7.65 as of March 31, 2019

Tampa, FL – May 14, 2019 – 1347 Property Insurance Holdings, Inc. (Nasdaq: PIH) (the “Company”), a property and casualty insurance holding company offering specialty insurance to customers in Louisiana, Texas and Florida through its wholly-owned subsidiary, Maison Insurance Company (“Maison”), today announced financial results for its first quarter ended March 31, 2019.

First Quarter 2019 Financial and Operating Highlights

(unless noted all financial comparisons are to the prior-year quarter)

●	Book value per share of $7.65 at March 31, 2019 versus $7.53 at December 31, 2018.
●	Gross premiums written of $18.6 million, up 11.8% from $16.6 million.
●	Investment income increased $0.6 million, to $1.0 million from $0.4 million.
●	Net premiums earned increased 23.6% to $15.6 million from $12.6 million.
●	Pre-tax income of $0.1 million as compared to $2.3 million, as the net loss ratio rose 25.8% compared with the prior year period.
●	Net income was approximately $0.1 million, compared to net income of $1.95 million.
●	On a fully diluted per share basis, the Company had a net loss of $(0.04) per diluted share after deducting dividends paid to our preferred shareholders, compared to net income of $0.32 per diluted share.
●	Direct and assumed policy count at March 31, 2019 decreased to approximately 68,700, down approximately 0.1% from approximately 68,800 at December 31, 2018.

1347 Property Insurance Holdings, Inc.

May 14, 2019

Operating Review

	(Unaudited)
	Three Months Ended
($ and share amounts in thousands)	March 31,
	2019	2018	Change

Gross premiums written	$18,579	$16,621	11.8%
Ceded premiums written	$8,822	$6,085	45.0%
Gross premiums earned	$24,619	$18,746	31.3%
Ceded premiums earned	$9,030	$6,131	47.3%
Net premiums earned	$15,589	$12,615	23.6%

Total revenues	$17,394	$13,540	28.5%

Gross losses and loss adjustment expenses	$21,382	$5,213	310.2%
Ceded losses and loss adjustment expenses	$12,103	$954	NMF
Net losses and loss adjustment expenses	$9,279	$4,259	117.9%

Amortization of deferred policy acquisition costs	$4,269	$3,295	29.6%
General and administrative expenses	$3,701	$3,021	22.5%
Total expenses	$17,249	$11,220	53.7%

Income before tax expense	$145	$2,320	(93.8)%
Net income	$98	$1,951	(95.0)%
Weighted average diluted shares outstanding	6,013	6,093	(1.3)%

Ratios to Gross Premiums Earned:(1)
Ceded ratio	(12.5)%	27.6%	(40.1	) pts
Gross loss ratio	86.9%	27.8%	59.1	pts
DPAC ratio	17.3%	17.6%	(0.3	) pts
G&A ratio	15.0%	16.1%	(1.1	) pts
Combined gross ratio	106.7%	89.1%	17.6	pts

Ratios to Net Premiums Earned:(1)
Net loss ratio	59.5%	33.7%	25.8	pts
Net expense ratio	51.1%	50.1%	1.0	pts
Net combined ratio	110.6%	83.8%	26.8	pts

(1) See “Definitions of Non-U.S. GAAP Financial Measures” Section.

1347 Property Insurance Holdings, Inc.

May 14, 2019

Quarterly Financial Review

Premiums

Gross premiums written grew 11.8% to $18.6 million for the quarter ended March 31, 2019, versus $16.6 million in the prior year quarter. The increase in gross written premiums was primarily the result of organic growth in voluntary production from our independent agencies in Texas and Florida. In Texas, our homeowners’ book of business in the southern portion of the state accounted for the majority of our growth, along with a state-wide rate increase which became effective in January 2019 for renewal business. Furthermore, we have discontinued writing new business in areas of Texas which we have determined to be less profitable. In Florida, our wind only product has grown due, in part, to our depopulation of policies from FL Citizens along with the aforementioned increase in voluntary production. Gross premiums earned increased 31.3% to $24.6 million for the quarter ended March 31, 2019 compared with $18.7 million for the quarter ended March 31, 2018. As of March 31, 2019, approximately 75% of the Company’s direct and assumed policies were from voluntary business obtained from the Company’s independent agent network with the remaining 25% of the policy total consisting of take-out policies from Louisiana Citizens Property Insurance Company, Florida Citizens Property Insurance Corporation and the Texas Windstorm Insurance Association.

Net premiums earned increased 23.6% to $15.6 million for the quarter ended March 31, 2019 compared with $12.6 million for the quarter ended March 31, 2018.

Net Investment Income

Net investment income increased $0.6 million, to $1.0 million for the quarter ended March 31, 2019, from $0.4 million for the quarter ended March 31, 2018. The primary drivers for this increase were the increased size of our investment portfolio, which grew from approximately $66.6 million as of March 31, 2018, to $90.9 million as of March 31, 2019, as well as a gain of approximately $0.4 million recorded as our equity method gain in our investment in a limited partnership.

Losses and Loss Adjustment Expenses

The gross loss ratio for the quarter ended March 31, 2019 was 86.9% compared to 27.8% for the quarter ended March 31, 2018. The net loss ratios for the same periods were 59.5% and 33.7%, respectively. Gross and net loss ratios for the first quarter of 2019 were negatively impacted by weather losses. The Company experienced a catastrophe hail loss event in the State of Texas in late March. This single event is expected to result in $12.5 million of gross incurred loss however, due to our external reinsurance program, this event is estimated to cost the Company zero in net incurred losses. All other weather events, for which we received no ceded reinsurance benefit, aggregated to 24.0% gross loss ratio for the first quarter 2019 as compared to 16.5% for the first quarter 2018. The Company has also released reserves from prior accident years for both the quarters ended March 31, 2019 and 2018, resulting in a benefit to both our gross and net loss ratios in the current quarter.

1347 Property Insurance Holdings, Inc.

May 14, 2019

The following table reflects the four major components to our gross and net loss ratios which we use to analyze the Company’s loss experience for the quarters ended March 31, 2019 and 2018.

	Three months ended March 31,
	2019		2018		2019		2018
	Gross Losses ($)	Gross Loss Ratio (%)	Gross Losses ($)	Gross Loss Ratio (%)	Net Losses ($)	Net Loss Ratio (%)	Net Losses ($)	Net Loss Ratio (%)
Catastrophe losses(1)	$12,493	50.8%	$–	–%	$–	–%	$–	–%
Weather-related non-catastrophe losses	5,918	24.0%	3,092	16.5%	5,918	38.0%	2,527	20.0%
Non-weather related losses	3,474	14.1%	2,298	12.2%	3,474	22.2%	2,298	18.2%
Total current accident year losses	21,885	88.9%	5,390	28.7%	9,392	60.2%	4,825	38.2%
Prior period development (redundancy)(2)	(503)	(2.0)%	(177)	(0.9)%	(113)	(0.7)%	(566)	(4.5)%
Total net losses and LAE incurred	$21,382	86.9%	$5,213	27.8%	$9 ,279	59.5%	$4,259	33.7%

(1)       Property Claims Services (PCS) defines a catastrophic event as an event where the insurance industry is estimated to incur over $25,000 of insured property damage that also impacts a significant number of insureds. For purposes of the above table, we have defined a Catastrophe as a PCS event where our estimated cost exceeds $2,500. In prior periods, we had defined a Catastrophe loss as an event where our estimated gross incurred loss exceeded $1,500. Due to the general increase in the premiums we write year over year, we have determined $2,500 gross incurred losses to be a better indicator of a catastrophic event with respect to the exposures we currently insure. Prior year loss data has been restated to reflect this new definition.

(2)       Prior Period Development is the amount of ultimate actual loss settlement value which is more than the estimated reserves recorded for a particular liability or loss, while redundancy represents the ultimate actual loss settlement value which is less than the estimated and determined reserves recorded for a particular liability or loss.

Amortization of Deferred Policy Acquisition Costs

Amortization of deferred policy acquisition costs for the first quarter of 2019 was $4.3 million, a $1.0 million increase over $3.3 million in the first quarter of 2018. As a percentage of gross premiums earned, this expense declined 30 basis points to 17.3% for the first quarter of 2019, compared to 17.6% for the first quarter of 2018.

General and Administrative Expenses

General and administrative expenses for the first quarter of 2019 were $3.7 million versus $3.0 million in the first quarter of 2018. The increase was primarily related to costs associated with the proposed Asset Sale to FedNat Holding Company, Inc. General and administrative expenses as a percentage of gross premiums earned decreased to 15.0% for the first quarter of 2019 compared to 16.1% for the prior year period. Excluding expenses associated with the Asset Sale, general and administrative costs for the quarter ended March 31, 2019 were $3.2 million or 12.8% of gross premiums earned.

Net Income

In the first quarter of 2019, the Company reported net income of $0.1 million, compared to net income of $2.0 million in the prior year period. The Company reported a net loss of $(0.04) per diluted share during the first quarter of 2019, based on approximately 6.01 million weighted average shares outstanding, after deducting dividends paid to our preferred shareholders, compared to a net income of $0.33 per diluted share during the prior year period, based on approximately 6.09 million weighted average shares outstanding.

Balance Sheet / Investment Portfolio Highlights

As of March 31, 2019, the Company held cash, cash equivalents and investments with a carrying value of approximately $117.2 million, up from $114.2 million as of December 31, 2018. As of March 31, 2019, the Company’s investment in fixed maturities issued by the U.S. Government, government agencies and high quality corporate issuers, including short-term investments, comprised 95% of the investment portfolio.

1347 Property Insurance Holdings, Inc.

May 14, 2019

Asset Sale to FedNat

As previously announced on February 25, 2019, the Company, together with three of its wholly-owned subsidiaries, Maison, Maison Managers Inc. (“MMI”) and ClaimCor, LLC (“ClaimCor”), entered into an Equity Purchase Agreement (the “Purchase Agreement”) with FedNat Holding Company, a Florida corporation (“Purchaser”), providing for the sale of all of the issued and outstanding equity of Maison, MMI and ClaimCor to Purchaser, on the terms and subject to the conditions set forth in the Purchase Agreement (the “Asset Sale”). As consideration for the sale of Maison, MMI and ClaimCor, Purchaser has agreed to pay the Company $51.0 million, consisting of $25.5 million in cash (the “Cash Consideration”) and $25.5 million in Purchaser’s common stock (the “Equity Consideration”) to be issued to the Company. In addition, upon closing of the Asset Sale (the “Closing”), up to $18.0 million of outstanding surplus note obligations payable by Maison to the Company, plus all accrued but unpaid interest, will be repaid to the Company.

The Purchase Agreement contains customary representations, warranties and covenants of the parties, including covenants concerning the conduct of business by Maison, MMI and ClaimCor prior to Closing. In addition, the Company and Purchaser have agreed to use their commercially reasonable best efforts to consummate the Asset Sale and other transactions contemplated by the Purchase Agreement. Subject to certain limitations, the Company and Purchaser have also agreed to indemnify the other party against certain losses, including losses arising out of breaches of representations, warranties and covenants set forth in the Purchase Agreement.

The Company and Purchaser anticipate closing the Asset Sale on or before June 30, 2019, subject to the timely receipt of regulatory approvals and the satisfaction or waiver of the closing conditions, including approval of the Purchase Agreement and the transactions contemplated therein by the stockholders of the Company at a special meeting of stockholders to be held on June 10, 2019.

DEFINITION OF NON-U.S. GAAP FINANCIAL MEASURES

The Company assesses its results of operations using certain non-U.S. GAAP financial measures, in addition to U.S. GAAP financial measures. These non-U.S. GAAP financial measures are defined below. The Company believes these non-U.S. GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating performance in the same manner as management does, and are also consistent with those ratios used across the insurance industry.

The non-U.S. GAAP financial measures should be considered in addition to, and not as a substitute for or superior to, any financial measures prepared in accordance with U.S. GAAP. The Company’s non-U.S. GAAP financial measures may be defined differently from time to time and may be defined differently than similar terms used by other companies, and accordingly, care should be exercised in understanding how the Company defines its non-U.S. GAAP financial measures.

The Company analyzes performance based on ratios common in the insurance industry such as loss ratio, expense ratio and combined ratio. The Company’s ratios are calculated as shown in the following table.

Ratio	Numerator	Divisor
Ceded ratio	Ceded premium earned minus ceded losses and loss adjustment expenses	Gross premium earned
Gross loss ratio	Gross losses and loss adjustment expenses	Gross premium earned
DPAC ratio	Amortization of deferred policy acquisition costs	Gross premium earned
G&A ratio	General and administrative expenses	Gross premium earned
Net loss ratio	Net losses and loss adjustment expenses	Net premium earned
Net expense ratio	Deferred policy acquisition costs plus general and administrative expenses	Net premium earned

1347 Property Insurance Holdings, Inc.

May 14, 2019

The gross combined ratio is calculated as the sum of the ceded ratio, gross loss ratio, DPAC ratio, and G&A ratio. The net combined ratio is calculated as the sum of the net loss ratio and the net expense ratio. A combined ratio below 100% demonstrates underwriting profit whereas a combined ratio over 100% demonstrates an underwriting loss.

About 1347 Property Insurance Holdings, Inc.

1347 Property Insurance Holdings, Inc. is a specialized property and casualty insurance holding company incorporated in Delaware. The Company provides property and casualty insurance in Louisiana, Texas and Florida through its wholly-owned subsidiary Maison Insurance Company. The Company’s insurance offerings for customers currently include homeowners, wind and hail only, manufactured home and dwelling fire policies.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements are therefore entitled to the protection of the safe harbor provisions of these laws. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “budget,” “can,” “contemplate,” “continue,” “could,” “envision,” “estimate,” “expect,” “evaluate,” “forecast,” “goal,” “guidance,” “indicate,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “possibly,” “potential,” “predict,” “probable,” “probably,” “pro-forma,” “project,” “seek,” “should,” “target,” “view,” “will,” “would,” “will be,” “will continue,” “will likely result” or the negative thereof or other variations thereon or comparable terminology. We have based these forward-looking statements on our current expectations, assumptions, estimates, and projections. While we believe these to be reasonable, such forward-looking statements are only predictions and involve a number of risks and uncertainties, many of which are beyond our control. These and other important factors may cause our actual results, performance, or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Management cautions that the forward-looking statements in this press release are not guarantees of future performance, and we cannot assume that such statements will be realized or the forward-looking events and circumstances will occur. Factors that might cause such a difference include, without limitation: our limited operating history as a publicly traded company and status as an emerging growth company; our ability to obtain market share; our ability to access capital; changes in economic, business and industry conditions; legal, regulatory and tax developments; our ability to comply with regulations imposed by the states of Louisiana, Texas and Florida and the other states where we may do business in the future; the ability of our insurance subsidiary, Maison Insurance Company, to meet minimum capital and surplus requirements; our ability to participate in take-out programs; our ability to expand our business to other states; the level of demand for our coverage and the incidence of catastrophic events related to our coverage; our ability to compete with other insurance companies; inadequate loss and loss adjustment expense reserves; effects of emerging claim and coverage issues; the failure of third party adjusters to properly evaluate claims or the failure of our claims handling administrator to pay claims fairly; investment losses; climate change and increasing occurrences of weather-related events; increased litigation in the insurance industry; non-availability of reinsurance; our ability to recover amounts due from reinsurers; the accuracy of models used to predict future losses; failure of risk mitigation strategies and/or loss limitation methods; Maison Insurance Company’s failure to maintain certain rating levels; our ability to establish and maintain an effective system of internal controls; any potential conflicts of interest between us and our controlling stockholders; different interests of controlling stockholders; failure of our information technology systems, data breaches and cyber-attacks; the ability of our third-party policy administrator to properly handle our policy administration process; the requirements of being a public company; our ability to develop and implement new technologies; our ability to accurately price the risks that we underwrite; the amount of operating resources necessary to develop future new insurance policies; assumptions related to the rate at which our existing policies will renew; our status as an insurance holding company; the ability of our subsidiaries to pay dividends to us; our ability to attract and retain qualified personnel, including independent agents; the impact of tax reform; and risks or disruptions to our business as a result of the proposed sale of three of the Company’s subsidiaries, which constitutes the sale of substantially all of our assets (the “Asset Sale”); the occurrence of any event, change or other circumstance that could give rise to the termination of the Equity Purchase Agreement governing the terms of the Asset Sale; an inability to complete the Asset Sale due to a failure to obtain the approval of our stockholders or a failure of any condition to the closing of the Asset Sale to be satisfied or waived by the applicable party; the extent of, and the time necessary to obtain, the regulatory approvals required for the Asset Sale; our ability to spend or invest the net proceeds from the Asset Sale in a manner that yields a favorable return; potential conflicts of interest of certain of our executive officers in the Asset Sale; the outcome of any litigation we may become subject to relating to the Asset Sale; an increase in the amount of costs, fees and expenses and other charges related to the Equity Purchase Agreement or the Asset Sale; risks arising from the diversion of management’s attention from our ongoing business operations; a decline in the market price for our common shares if the Asset Sale is not completed; a lack of alternative potential transactions if the Asset Sale is not completed; volatility or decline of the shares of FedNat Holding Company common stock to be received by us as consideration in the Asset Sale or limitations on our ability to sell or otherwise dispose of such shares; risks of being a minority stockholder of FedNat Holding Company if the Asset Sale is completed; disruptions in our operations from the Asset Sale that prevent us from realizing intended benefits of the Asset Sale; risks associated with our inability to identify and realize business opportunities, and undertaking of any new such opportunities, following the Asset Sale; our inability to execute on our reinsurance, investment and investment management strategy; potential loss of value of investments; risk of becoming an investment company; risks of being unable to attract and retain qualified management and personnel to implement and execute on our growth strategy following completion of the Asset Sale; and risks of our inability to continue to satisfy the continued listing standards of the Nasdaq following completion of the Asset Sale.

1347 Property Insurance Holdings, Inc.

May 14, 2019

Our expectations may not be realized. If one of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. You are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements included in this press release are made only as of the date hereof and do not necessarily reflect our outlook at any other point in time. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect new information, future events or developments.

Additional Information about the Asset Sale and Where to Find It

In connection with the Asset Sale, the Company has filed on April 22, 2019, with the Securities and Exchange Commission (“SEC”) and furnished to the Company’s stockholders a definitive proxy statement and other relevant documents pertaining to the Asset Sale. Stockholders of the Company are urged to read the definitive proxy statement and other relevant documents carefully and in their entirety because they contain important information about the Asset Sale. Stockholders of the Company may obtain the definitive proxy statement and other relevant documents filed with the SEC free of charge at the SEC’s website at www.sec.gov or by directing a request to 1347 Property Insurance Holdings, Inc., 1511 N. Westshore Blvd., Suite 870, Tampa, FL 33607, Attn: John S. Hill.

Participants in the Solicitation

The directors, executive officers and certain other members of management and employees of the Company may be deemed “participants” in the solicitation of proxies from stockholders of the Company in favor of the Asset Sale. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of the Company in connection with the Asset Sale is set forth in the definitive proxy statement and the other relevant documents filed by the Company with the SEC. You can find information about the Company’s executive officers and directors in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in subsequent Section 16 reports.

Additional Information

Additional information about 1347 Property Insurance Holdings, Inc., including its Quarterly Report on Form 10-Q for the fiscal first quarter ended March 31, 2019 and its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, can be found at the SEC’s website at www.sec.gov, or at PIH’s corporate website: www.1347pih.com.

CONTACT:	-OR-	INVESTOR RELATIONS:
1347 Property Insurance Holdings, Inc.		The Equity Group Inc.
John S Hill		Jeremy Hellman, CFA
Chief Financial Officer		Senior Associate
(813) 579-6213 / jhill@maisonins.com		(212) 836-9626 / jhellman@equityny.com

1347 PROPERTY INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income

(in thousands, except share and per share data)

(Unaudited)

	Three months ended March 31,
	2019	2018
Revenue:
Net premiums earned	$15,589	$12,615
Net investment income	1,031	378
Other income	774	547
Total revenue	17,394	13,540

Expenses:
Net losses and loss adjustment expenses	9,279	4,259
Amortization of deferred policy acquisition costs	4,269	3,295
General and administrative expenses	3,701	3,021
Accretion of discount on Series B Preferred Shares	–	33
Loss on repurchase of Series B Preferred Shares and Performance Shares	–	612
Total expenses	17,249	11,220

Income before income tax expense	145	2,320
Income tax expense	47	369
Net income	$98	$1,951

Dividends declared on Series A Preferred Shares	350	–
Income (loss) attributable to common shareholders	$(252)	$1,951

Net earnings (loss) per common share:
Basic	$(0.04)	$0.33
Diluted	$(0.04)	$0.32
Weighted average common shares outstanding:
Basic	6,012,764	5,984,766
Diluted	6,012,764	6,093,096

Consolidated Statements of Comprehensive Income

Net income	$98	$1,951
Unrealized gains (losses) on investments available for sale, net of income taxes	911	(684)
Comprehensive income	$1,009	$1,267

1347 PROPERTY INSURANCE HOLDINGS INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except share and per share data)

	March 31, 2019 (unaudited)	December 31, 2018
ASSETS
Investments:
Fixed income securities, at fair value (amortized cost of $79,377 and $77,366, respectively)	$79,475	$76,310
Equity investments, at fair value (cost of $46 and $3,130, respectively)	46	3,263
Short-term investments, at cost	7,168	474
Other investments	4,188	3,287
Total investments	90,877	83,334
Cash and cash equivalents	26,292	30,902
Deferred policy acquisition costs, net	8,234	9,111
Premiums receivable, net of allowance for credit losses of $52 and $50, respectively	2,211	7,720
Ceded unearned premiums	6,317	6,525
Reinsurance recoverable on paid losses	1,959	530
Reinsurance recoverable on loss and loss adjustment expense reserves	16,336	5,661
Funds deposited with reinsured companies	239	287
Current income taxes recoverable	1,065	1,119
Deferred tax asset, net	1,033	1,279
Property and equipment, net	286	315
Other assets	1,407	1,140
Total assets	$156,256	$147,923

LIABILITIES
Loss and loss adjustment expense reserves	$27,810	$15,151
Unearned premium reserves	45,867	51,907
Ceded reinsurance premiums payable	9,248	9,495
Agency commissions payable	901	802
Premiums collected in advance	4,036	1,840
Funds held under reinsurance treaties	162	162
Accrued premium taxes and assessments	1,463	3,059
Accounts payable and other accrued expenses	3,301	2,760
Total liabilities	$92,788	$85,176

SHAREHOLDERS’ EQUITY
Series A Preferred Shares, $25.00 par value, 1,000,000 shares authorized, 700,000 shares issued and outstanding as of both period	$17,500	$17,500
Common stock, $0.001 par value; 10,000,000 shares authorized; 6,164,123 shares issued as of both periods and 6,012,764 shares outstanding as of both periods	6	6
Additional paid-in capital	46,392	46,340
Retained earnings	501	639
Accumulated other comprehensive income (loss), net of tax	78	(729)
	64,477	63,756
Less: treasury stock at cost; 151,359 shares for both periods	(1,009)	(1,009)
Total shareholders’ equity	63,468	62,747
Total liabilities and shareholders’ equity	$156,256	$147,923